KIMBERLEY R. ANDERSON Partner (206) 903-8803 FAX (206) 903-8820 anderson.kimberley@dorsey.com

January 11, 2010

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steen River Oil & Gas Inc. – Form S-8 Post Effective Amendment

Ladies and Gentlemen:

On December 30, 2009, our client, Steen River Oil & Gas Inc. (CIK #0001258021), filed a post-effective amendment to the Registration Statement on Form S-8 (No. 333-121146).

When this filing was made, it was incorrectly tagged as “POS AM” filing.  On behalf of Steen River Oil & Gas Inc., we respectfully request that you withdrawal this filing so that the post-effective amendment may be re-filed with the correct tag type “S-8 POS.”

If you have any questions regarding this matter or require additional information, please feel free to contact me at 206-903-8803.

Yours truly,

/s/ Kimberley R. Anderson

Kimberley R. Anderson